[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



                                February 9, 2006


Hanna T. Teshome, Esq.
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: Credit Suisse First Boston Mortgage Securities Corp. Registration Statement on Form S-3 Filed November 23, 2005
                  and Re-Filed on January 13, 2006
                  File No. 333-129918 _____
                  --------------------------------------------------------------

Dear Ms. Teshome:

We are acting as special counsel to Credit Suisse First Boston Mortgage Securities Corp., the registrant (the "Registrant") under the above-referenced Registration Statement submission (the "Registration Statement"). We have received your letter dated February 8, 2006 (the "Second Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement regarding the Registrant's revised submission on January 13, 2006. We have reviewed the Staff's comments contained in the Second Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Second Comment Letter. We are also submitting today, a request for acceleration. Capitalized terms used in this letter without definition have the meanings given them in the base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses.

Hanna T. Teshome, Esq.                                       February 9, 2006


1. We note the revisions you made in response to comment 2 of our letter dated December 20, 2005. Please relocate the "Affiliations" disclosure to an appropriate section of the document separate from "Risk Factors."

      The Staff's requested change has been made on page S-53.

2. Similarly, while we note your revisions in response to our prior comment 5, please revise both the summary section and the body of your prospectus supplement to present a separate discussion of subordination. See Items 1103(a)(3)(ix) and 1114(a)(4) of Regulation AB.

      The Staff's requested change with respect to the summary section of the prospectus supplement has been made under "Summary--Distributions--B. Subordination" and "Summary--Distributions--C. Priority of Distributions." The Staff's requested change with respect to the body of the prospectus supplement has been made under "Description of the Offered
Certificates--Distributions--Subordination."

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6067.

                                    Very truly yours,



                                    Patrick T. Quinn


cc:   Jodi E. Abramowitz, Esq.
      Jeffrey A. Altabef
      Edmund Taylor



Enclosures:


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